1


                                                                       Exhibit 2

                                     R e c o r d e d
                         in Munich, this 8th day of October 1996

Before me, the undersigned notary in the district of the Higher
Regional Court Munich,


                                Dr. Dieter Karl.

with the office in Munich,

the following persons, proving their identity by presentation of their valid passports or identity cards, appeared today:

1. Mr. Avi Simon, with business address at Industrial Zone B, Nes Ziona, Israel, hereinafter not acting in his own name, but for and on behalf of OPAL Technologies Ltd., Industrial Zone B, Nes Ziona, Israel,

                              -hereinafter referred to as "Purchaser" or "OPAL"-

      on the basis of a power of attorney, dated 6 October 1996, and accompanied by a legal opinion of an Israel law firm, both presented to the notary in form of fax copies, copies of which are attached to this deed, promising to submit the original documents in due course.

2.    Mr. Carl Bewerunge,

      with business address at 80333 Munich, Wittelsbacherplatz 2, hereinafter not acting in his own name, but


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      a) as managing director with joint power of representation for and on behalf of VCB Venture Capital Beteiligungsgesellschaft mbH with its business seat in Munich, registered in the commercial register of the Local Court in Munich under HRB 47436,

                                              -hereinafter referred to as "VCB"-

         A commercial register extract of VCB dated 30 September 1996 is attached to this deed.

         A power of attorney by Dr. Max Guntersdorfer, the other managing director of VCB, authorizing Mr. Bewerunge to act on his behalf, dated 16 September 1996, was also presented to the notary, which is attached to this deed.

      b) for and on behalf of the members of the Community of Heirs to Burkhard Berghoff

            -  Mrs. Katharina Berghoff, nee Hecker
            -  minor Tom Berghoff
            -  minor Ralf Berghoff
            -  Mr. Marcus Berghoff
            -  Mrs. Ruth Berghoff
            -  Mr. Dirk Berghoff

         all domiciled at Johann-Gropper-Weg 7, D-59494 Soest

                                - hereinafter  jointly referred to as "Coheirs"-

         on the basis of power of attorney dated 28 September 1996, which is attached to this deed.

3. Mr. Gerhard Kessler, hereinafter not acting in his own name, but for and on behalf of Advantest Corporation, a corporation under Japanese law with its business seat in

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                                                                               3


      Tokyo/Japan, and principal offices in Shinjuku-NS Building, Nishi-Shinjuku 2-chome Shinjuku-ku, Tokyo 163-8,

                                       -hereinafter referred to as "Advantest"-.

      On the basis of a power of attorney dated 17 September 1996, a copy of which is attached to this deed.

4. Dr. Christian Roschmann, with business address at Prinzregentenplatz 10, D-81675 Munich, hereinafter not acting in his own name, but for and on behalf of MRS Technology Inc., a company with limited liability under the laws of Massachusetts, with its business seat in 10 Elizabeth Drive, Chelmsford, MA 01824, USA,

                                              -hereinafter referred to as "MRS"-

      on the basis of a power of attorney dated 14 August 1996, which is attached to this deed.

5. Dr. Hans Peter Feuerbaum, Diplom-Ingenieur, domiciled at 81739 Munich, Arno-Assmann-Strasse 14,

                                    -hereinafter referred to as "Dr. Feuerbaum"-

      according to his statement married with marriage contract about separation of property.

6. Mr. Peter Fazekas, Diplom-Ingenieur, domiciled at 85551 Kirchheim, Theresienweg 48,

                                      -hereinafter referred to as "Mr. Fazekas"-

      according to his statement married without marriage contract.

      The persons appearing or represented under no. 2 to 6 are hereinafter jointly referred to as "Sellers".

      The persons appearing requested to record this deed in English language declaring that they all have sufficient command of the English language. The notary himself having sufficient command of the English language thereupon complied with the request.

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The persons appearing requested the recording of the following:

                              Acquisition Agreement

                                      ss 1
                             Object of the Purchase

1. Sellers hold all shares in the capital of ICT Integrated Circuit Testing Gesellschaft fhr Halbleiterprhftechnik mbH with its business seat in Heimstetten, registered in the commercial register of the Local Court Munich under HRB 46850, with a nominal capital ("Stammkapital") of DM 2.606.000,-- (hereinafter referred to as the "Company"). The Sellers hold the following shares in the Company (hereinafter referred to as the "Shares"):

        - VCB a share in the nominal amount of DM 860,000.--,
        - Advantest shares in the nominal amount of DM 490,000.--, DM 3,200.--, DM 79,800.--, DM 1,600.--, DM 7,000.--, DM 2,000.--, DM 3,000.--, DM
          3,000.-- and DM 270,400.--, being in total DM 860,000.--,
        - MRS a share in the nominal amount of DM 260,600.--,
        - Dr. Feuerbaum shares in the nominal amount of DM 79,800.--, DM 240,000.--, DM 1,000.--, DM 5,000.-- and DM 61,500.--, being in total
          DM 387,300.--.
        - Mr. Fazekas shares in the nominal amount of DM 26,600.--, DM 3,400.--, DM 77,100.--, DM 1,700.-- and DM 20,500.--
          being in total DM 129,300,
        - Coheirs shares in the nominal amount of DM 3,400.--, DM 77,100.--, DM 1,700 and DM 26,600.--, being in total DM 108,800.--.

      The Shares in the Company shall constitute the object of this Acquisition Agreement.

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                                                                               5


2.    a)    The Shares are fully paid in with the exception of

               - the shares held by Dr. Feuerbaum in the nominal amount of DM 79,800.-- and DM 240,000.--, of which DM 59,850.-- and DM
               25,000.-- respectively (DM 84,850.-- in the aggregate) still have to be paid

               - the share held by Mr. Fazekas in the nominal amount of DM 26.600,--, of which DM 19,950 still have to be paid and

               - the share held by the Coheirs in the nominal amount of DM 26.600,--, of which DM 19,950 still have to be paid,

          b) The nominal capital of the Company is not reduced in whole or in part by withdrawals of the Sellers. As of 31 July 1996 the nominal capital was reduced in part by losses, but not beyond the amount indicated in the unaudited financial statements as of that date. (the "July 1996 Statements") (Annex 1.2). The Shares are not encumbered with third parties rights, and the Sellers are free to dispose of these Shares. In this Agreement none of the Sellers disposes of his entire property or a material part thereof.

                                      ss 2
                                   Sale and Assignment

1. Sellers hereby sell to Purchaser, and Purchaser accepts such sale, all Shares together with all shareholders' rights and ancillary rights for the Purchase Price determined in ss 3 below.

2. Sellers hereby assign to Purchaser, and Purchaser accepts such assignment, all Shares

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                                                                               6

      together with all shareholders' rights and ancillary rights. The assignment becomes effective on the day on which the Joint Account of Sellers (cf. ss 3 para 2) is credited with the First Installment of the Purchase Price (cf. ss 3). (hereinafter referred to as "Closing Date")

3. Waiving all requirements as to form and timing Sellers hereby hold a shareholders' meeting of Company and unanimously resolve to explicitly assent to the assignment of the Shares to Purchaser, and waive their right of first refusal as well as all other rights pursuant to ss 5 of the articles of association of the Company.

                                      ss 3
                                 Purchase Price

1. The Purchase Price for the Shares sold and assigned according to ss 2 shall be DM 6,800,000 (hereinafter referred to as "Purchase Price"). From the Purchase Price shall be deducted the amount of DM 124,750, which the Purchaser shall pay to the Company in accordance with para. 4 below.

2. An Installment of the Purchase Price in the amount of DM 5,825,250 ("First Installment") is payable on 11 October 1996 to the joint account of Sellers, which will be administrated by VCB, with Deutsche Bank, Mhnchen account no. 20 37 000, banking code 700 700 10, account owner "Siemens AG in favour of VCB" (the "Joint Account"). An amount of DM 850,000 ("Second Installment") shall be paid to the Joint Account of Sellers on 31 January 1997.

3. The Sellers agree to distribute the aggregate of the First and Second Installment of the Purchase Price amongst themselves as follows:

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        - VCB       DM                                              2,244,052
        - Advantest                                         DM      2,244,052
        - MRS       DM                                              680,000
        - Dr. Feuerbaum (DM 1,010,606 ./. DM 84,850)        DM      925,756
        - Mr. Fazekas (DM 337,390 ./. DM 19,950)            DM      317,440
        - Coheirs (DM 283,900 ./. DM 19,950)                DM      263,950

4. Purchaser undertakes to pay in the amount of DM 124,750 of the Shares not yet fully paid in (cf. ss 1 para. 2 lit. a)) to Company immediately after the Closing Date.

                                      ss 4
                                   Guarantees

The Sellers hereby jointly and severally guarantee by way of an independent guarantee as per the Closing Date as follows (the "Guarantees"):

                                       I.

1. The LCD spin-off has been completed in accordance with the documentation provided to the Purchaser.

2. No claims against Company resulting from the PTB Braunschweig-project exist.

3. The scope of Company's demands on employees inventions does cover the inventions to their full extent and to Seller's best knowledge ("nach bestem Wissen") no disputes with employee inventors may arise. The Company has paid off and will pay off all claims of employees under the German Employees'

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                                                                               8

      Invention Act ("Arbeitnehmererfindungsgesetz"), which became or become due on or before Closing Date.

4.    The Company has no obligation to repay subsidies granted
           a) regarding ICT GmbH, Duisburg, the shares of which have been acquired by EL-MOS GmbH, and
           b) regarding Company's EBT-division, which has been contributed to Company's subsidiary company ACT GmbH, the shares of which have been assigned to Advantest (Europe) GmbH, and
           c) regarding Company's LCD - division, which was spun-off to EBETECH.

                                       II

1. The articles of association of the Company comply with the version dated 9 February 1995, filed with the commercial register a copy of which has been handed out to Purchaser. Ancillary agreements with regard to the organization of the Company will not exist as of Closing Date.

2. a) The Company has been registered in the commercial register of the Local Court in Munich under HRB 46850. Except for the revocation of the "Prokura" of Dr. Matthias Brunner, all facts relating to the Company which are capable of registration (appointment of managing directors, "Prokurists", etc.) have been registered. A complete, correct extract from the commercial register was handed out to the Purchaser. The statements in ss 1 of this Agreement are correct.

           b) The Company is not insolvent on the date of signing.
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                                                                               9

           c) As of the Closing Date the Company will not hold any shares in any other company.

3. The annual accounts for the Company for the business years ending as of 30 September 1993, 1994 and 1995 and the July 1996 Statements (together the "Financial Statements") have been prepared applying German generally accepted accounting principles. The Financial Statements correctly reflect the economic situation and the results of the Company as of the respective balance sheet dates. As of Closing Date the Company has no liabilities or obligations, whether fixed or contingent except those (i) stated or adequately reserved against in the July 1996 Statements or (ii) incurred after 31 July 1996 in the ordinary course of business of the Company and in accordance with ss 4 II 19 of this Agreement.

4.    The Company has not granted any pension commitments.

5. As per the date of this Agreement and per the Closing Date, the Company is the unencumbered owner - except for reservation of title incurred in the ordinary course of business - or authorized user (cf. ss 4 II 8) of all assets as well as holder of all rights and information, which are necessary in order to continue the existing business in a way it has been conducted in the past. There is no obligation to transfer these assets in whole or in part, to dispose of them in any other way or to grant rights of use in them, unless otherwise specified in ss 4 II para. 9 hereafter.

6.    The Company owns no real property.

7. To the best of Sellers' knowledge there are no factors which are likely to give rise to any environmental liability of Company.
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                                                                              10

8. Annex 4 II 8 lists all leasing contracts and other contracts relating to the use of goods used in the business of the Company. All payments due under these contracts have been or will be made before Closing Date.

9. a) The Company is the sole owner of the industrial property rights listed and described in Part I of Annex 4 I 9 a), and such list is a complete and correct listing of the industrial property rights which the Company owns. No event has become known whereby any of these rights have ceased or might cease to be valid, except for statutory expiries of the terms. All patent filing fees and patent maintaining annuities due up to the Closing Date have been or will be paid before the Closing Date.

          No industrial property rights which are required for the operation of the Company except for standard software and standard software tools and the ones covered by the patent licensing agreement between Advantest and Company dated 28 August 1996, the patent license agreement between Advantest, ACT GmbH and the Company on the hybrid objective lense patent application dated 28 August 1996, and the amendment to the two aforementioned agreements dated 28 August 1996 (the "Advantest Licensing Agreements"), have been registered in the name of the Sellers, any employee or any third party.

      b) The Company has not granted any licenses or similar rights of use on industrial property rights except for the ICT/Zeiss license agreement.

      c) No rights other than those listed in Annex ss 4 II 9 a) and in the Advantest Licensing Agreements are necessary to run the business of the Company.
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                                                                              11

      d) Any disclosure by the Company or - to Sellers' best knowledge - by its employees made to any person with respect to any industrial know-how or financial or trade secrets was made subject to a binding confidentiality duty in favour of the Company.

      e) All patents required for the HONI-technology whether owned by or licensed to the Company were applied for before the effective date for subsidies granted to the Company under the JESSI or ESPRIT project or any other subsidy-program.

10. The business of the Company is not hindered by third parties' rights under public or private law. To Sellers' best knowledge the Company has been granted and still possesses all public law authorizations and permits which are necessary to run the business. To Sellers' best knowledge the business is run in accordance with these permits and their ancillary provisions, as well as in accordance with public law rules and regulations of all kinds, in particular labor law and environmental provisions. No objections of the competent authorities or professional associations are pending or have been threatened in writing.

11. a) Annex 4 II 11 a) lists all employees of the Company as of the date of this Agreement as well as of Closing Date, setting forth for each employee the age of the employee, years of service, the monthly and annual salary and all shop agreements and other agreements relating to labor and employment matters which are in force at the Closing Date or which are concluded and will come in force in the future. This list is complete and accurate.

          b) To Sellers' best knowledge, no claims under any of the employment contracts

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                                                                              12

          or under any of the other agreements mentioned in this paragraph have been made against the Company, nor has the Company been notified of any such claim.

12. No legal provisions or agreements exist on the part of the Company or the Sellers which might impede the execution, performance, or full enjoyment of the benefits contemplated under this Agreement, including, but not limited to rights of first refusal or any other third parties' rights. The signing or execution of this Agreement does not violate any contractual relationships of the Company. No investment grants, subsidies or other amounts have to be repaid by the Company on the occasion of the conclusion or execution of this Agreement.

13. The Company and the Sellers have not made any offer, tender or quotation in respect of the business of the Company which is outstanding and capable of acceptance by a third party.

14. To Sellers' best knowledge, no claims have been filed or threatened to be filed against the Company for damages based on faulty performance of contractual obligations. No claims have been brought against the Company resulting from deficiency in construction, production, poor workmanship or any other cause of action, which result from any circumstances that occurred in the time before the date of this Agreement. The Sellers shall hold Purchaser harmless from any such claims arising in the future with respect to deliveries before the Closing Date, in accordance with ss 5 of this Agreement. Purchaser being one of the main customers of Company herewith declares that as of the date of signing of this deed he is not aware of any facts or circumstances that might result in claims of Purchaser against the Company with respect to deliveries before the date of signing.
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                                                                              13

15. The Company has an adequate insurance coverage in full force and effect, including product liability insurance. The policies have been maintained and will be maintained through Closing Date. Up to the date of this Agreement, there has been no notice of cancellation of, or amendment to, any of the coverages, and there has been no material claim under any of the policies and is not expected either.

16. The Company is not a party to any arbitration or litigation procedure, be it as plaintiff, defendant or in any other way. The Company has not waived any statute of limitations with respect to any of its liabilities.

17. Except for a Euro-Yen-credit with Dresdner Bank in the amount of DM 503,680 (as of 31 July 1996), the Company has repaid all bank loans and shareholder loans including all interest and other fees. The credit lines granted by Stadtsparkasse Mhnchen (DM 1.3 million) and Dresdner Bank Mhnchen (DM 750,000) are currently not being used. As of the date of signing of this Agreement the Company has a credit balance ("Bankguthaben") of not less than DM 980,000. The Company has not assumed any liability for liabilities or obligations of third parties ("Bhrgschaft", guarantee, letter of comfort, or the like).

18. a) The Company has paid or will pay all taxes, withholdings as well as all other social security, health insurance and other contributions due on or before the Closing Date. The Company has submitted or will submit all tax and other declarations due on or before the Closing Date in accordance with all rules and regulations and has paid or will pay all amounts to be withheld in due course, and - to the extent not yet due - made sufficient provisions.

          b) To the extent that external audits or other circumstances lead to payments for
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                                                                              14

          a time period before the Closing Date, for which no or insufficient provisions have been made, the Sellers will put the Company in a position, as if all taxes had orderly and timely been paid taking into account possible changes by the external audit, unless more taxes in one assessment period are balanced in full by less taxes in the following assessment periods. The same applies respectively to any withholdings, payments or other obligations with respect to all kinds of business taxes, customs duties, and similar duties and contributions. To the extent an external audit leads to a repayment by the tax authorities for a period before the Effective Date, such repayment shall be forwarded to the Sellers, unless less taxes in one assessment period are balanced in full by more taxes in the following assessment periods. In the case that an external audit or other circumstances lead to a corporate income tax reassessment, the Sellers are not obliged to make any payment to Company to the extent the reassessment does not lead to a tax liability for that year, but only decreases the loss carried forward as shown in the July 1996 Statements (Annex 1.2)

          c) Purchaser shall inform Sellers about any external audit relating to periods before Closing Date. Sellers shall be entitled to participate in the negotiations with the respective authorities in concert with Purchaser and at their own expense, including litigation. Binding declarations vis-B-vis the tax authorities shall be given by the Company only upon prior written consent of Sellers. If no consent has been given within 4 weeks after receipt of draft of such declaration, the consent is deemed to have been given.

19. From 1 October 1995 until the date of this Agreement the Company has been conducted maintaining continuity and observing the principles of an orderly businessman and shall be conducted in the same manner until the Closing Date. In the time period from 1

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                                                                              15

      October 1995 until Closing Date no material changes of the scope or object of the business activities have taken or will take place, except for the LCD-spin off, the ACT - spin off, the sale of ICT Duisburg and the execution of the social plan dated 13 August 1995.

20. As of Closing Date no agreements exist between the Company and any of its shareholders except for the Advantest Licensing Agreements (cf. ss 4 II 9 a), the managing director/employment agreements with Dr. Feuerbaum and Mr. Fazekas, the agreement with MRS and others on the sale and assignment of the shares in EBETECH (notarial deed no 3894 W / 96 of 1 October 1996 of the notary Dr. Wirner), the agreement on the transfer of distribution rights between Company, EBETECH and MRS and the letter agreement dated 30/9/1996 between the Company and MRS. Sellers waive all claims they might have against the Company under former agreements.

21. All written information given by or on behalf of the Sellers to the Purchaser or its advisors during the negotiation of this Agreement, including the due diligence review, in respect of the Company is accurate and not misleading. All information which is material to a buyer for evaluating the Company has been fully and specifically disclosed to the Purchaser and will be so disclosed before Closing Date.

                                      ss 5
                                    Remedies

1. In the event that one or more of the Guarantees is incorrect, the Purchaser shall have a claim for damages for non-performance, to the extent such risk is not covered by a respective specific sufficient provision made in the financial statements of the Company as of 30 September 1996 audited by KPMG, Munich, and subject to Purchaser's duty to

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                                                                              16

      minimize damages or other disadvantages arising from a breach of a Guarantee.

2. Purchaser has upon its choice the right, to be reasonably exercised, to claim from the Sellers, that they pay to the Company the amount, which would be needed to put the Company in the condition in which it were, had the Guarantee been correct.

3. Purchaser cannot invoke a Guarantee to the extent that on Closing Date he knew that the Guarantee was incorrect.

4. Sec. 464 BGB (German Civil Code) and Sec. 377 HGB (German Commercial Code) shall not apply.

5. Claims under this ss 5 can only be asserted, if and to the extent the amounts in the aggregate exceed DM 400,000.

6. In case of a breach of a Guarantee the Sellers shall have no liability to the Purchaser or any other person except as set forth in this ss 5, including but not limited to statutory liability (e.g. Sec. 459 German Civil Code, positive violation of contractual duty ["pVV"] and liability under culpa in contrahendo) provided, however, they did not act intentionally.

7. The liability of each Seller is limited to the part of the Purchase Price attributable to him under ss 3 para 3.
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                                      ss 6
                              Limitation of Action

1. The claims of the Purchaser according to ss 5 shall be time-barred 18 months after the Closing Date, unless otherwise specified in this Agreement.

2. Claims of the Purchaser against the Sellers with respect to the subsidies granted to ICT Duisburg or to Company's EBT-division or to Company's LCD-division (cf. ss 4 I para. 4) shall be time-barred one year after such a claim has been notified to the Company or its former subsidiary, but on 31 December 2000 at the latest.

3. Any claim of the Purchaser for additional taxes and any claim of Sellers for repayment of taxes shall be time-barred only after six months after the relevant tax assessment has become final and unappealable.

                                      ss 7
                              Transition Covenants

The Sellers and the Purchaser are obliged to mutually inform each other and to participate in all business and legal transactions, which are necessary in order to execute this Agreement. Sellers shall give unlimited information to the Purchaser upon request about all matters of the Company relating to the time before the Closing Date.

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                                                                              18

                                      ss 8
                                 Costs and Taxes

The Purchaser shall bear the costs and transfer taxes connected with the conclusion and execution of this Agreement, including the notarial fees. Each party shall bear the costs of its advisors.

                                      ss 9
                                 Confidentiality

The Parties shall keep confidential any knowledge and information in connection with the negotiation and conclusion of this Agreement and shall not grant third parties access thereto, unless there is a statutory or regulatory duty to disclose. After the Closing Date the Purchaser and MRS with regards to EBETECH may issue press releases or other public statements which, unless required by law or regulatory authority, will be in a form to be agreed with VCB and / or the Purchaser.

                                      ss 10
                               Partial Invalidity

Should any provision of this Agreement be invalid in whole or in part, this shall not affect the validity of the remaining contractual provisions. The same applies in case of a contractual gap. In lieu of the invalid provision or as a provision filling the gap, an appropriate provision shall be deemed agreed, which, to the extent legally possible, comes as close as possible to what the contracting parties would have agreed upon, had they taken this aspect into account when drafting this Agreement.



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                                      ss 11

                                Power of Attorney

The Sellers herewith authorize VCB to receive and issue on their behalf all declarations and notices in connection with this Agreement. As a matter of courtesy, Purchaser undertakes to inform MRS simultaneously by fax to Mr. John Steele jun., fax no. 001 (508) 251 3266.

                                      ss 12
                                  Miscellaneous

1. Any amendments or additions to this Agreement have to be made in writing, unless recording by a notary is required. This shall also apply to any amendment of this provision on written form.

This Agreement shall be subject to the laws of the Federal Republic of Germany.

The courts of Munich shall have non-exclusive jurisdiction for all disputes arising from or in connection with this Agreement.

This deed and its Annexes were read out to the persons appearing, submitted to them for inspection, approved by them and signed by them and by the notary in their own hands as follows:

/s/ Avi Simon
/s/ Carl Bewerunge
/s/ Gerhard Kessler
/s/ Christian Roschmann
/s/ Hans Peter Feuerbaum
/s/ Peter Fazekas
                                                  /s/ Dieter Karl